================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)

                                   -----------


                               INTRUSION.COM, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

COMMON STOCK, $.01 PAR VALUE PER SHARE                 67082N109
--------------------------------------    --------------------------------------
    (TITLE OF CLASS OF SECURITIES)                   (CUSIP NUMBER)


                               SEPTEMBER 22, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 [ ] RULE 13d-1(b)
 [X] RULE 13d-1(c)
 [ ] RULE 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages

================================================================================

----------  -----------------------------         ------------------------------
CUSIP No.            67082N109              13G            Page 2 of 9
----------  -----------------------------         ------------------------------

----------  --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS: SCIENCE APPLICATIONS INTERNATIONAL
                                        CORPORATION

            I.R.S. IDENTIFICATION NO. OF ABOVE       95-3630868
            PERSONS (ENTITIES ONLY):
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                       (a) [ ]
                                                                       (b) [ ]
----------  --------------------------------------------------------------------
    3       SEC USE ONLY
----------  --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF          DELAWARE
            ORGANIZATION:
----------  --------------------------------------------------------------------
       NUMBER OF           5   SOLE VOTING POWER:             NONE
         SHARES
                          ---- -------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER:           3,150,000
        OWNED BY
                          ---- -------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER:        NONE
        REPORTING
                          ---- -------------------------------------------------
       PERSON WITH         8   SHARED DISPOSITIVE POWER:      3,150,000

----------  --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY            3,150,000
            EACH REPORTING PERSON:

----------  --------------------------------------------------------------------
   10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS):                                            [ ]

----------  --------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     15.4%

----------  --------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON (SEE                           CO
            INSTRUCTIONS):
----------  --------------------------------------------------------------------

----------  -----------------------------         ------------------------------
CUSIP No.            67082N109              13G            Page 3 of 9
----------  -----------------------------         ------------------------------

----------  --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS: SAIC VENTURE CAPITAL CORPORATION

            I.R.S. IDENTIFICATION NO. OF ABOVE       88-0447177
            PERSONS (ENTITIES ONLY):
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                       (a) [ ]
                                                                       (b) [ ]
----------  --------------------------------------------------------------------
    3       SEC USE ONLY
----------  --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF          NEVADA
            ORGANIZATION:
----------  --------------------------------------------------------------------
       NUMBER OF           5   SOLE VOTING POWER:             NONE
         SHARES
                          ---- -------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER:           3,150,000
        OWNED BY
                          ---- -------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER:        NONE
        REPORTING
                          ---- -------------------------------------------------
       PERSON WITH         8   SHARED DISPOSITIVE POWER:      3,150,000

----------  --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY            3,150,000
            EACH REPORTING PERSON:

----------  --------------------------------------------------------------------
   10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS):                                            [ ]

----------  --------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     15.4%

----------  --------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON (SEE                           CO
            INSTRUCTIONS):
----------  --------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:

               Intrusion.com, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1101 East Arapaho Road, Richardson, Texas 75081

ITEM 2(a).     NAME OF PERSON FILING:

               This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and
               (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC" and, together with SAIC, the "Reporting Persons").

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and the address of the principal business office of SVCC is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109.

ITEM 2(c).     CITIZENSHIP:

               SAIC is incorporated in Delaware and SVCC is incorporated in Nevada.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share.

ITEM 2(e).     CUSIP NUMBER:

               67082N109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [ ] Broker or dealer registered under Section 15 of the Act;

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

               (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                        Act;

               (d)  [ ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940;

               (e)  [ ] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

               (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP.

               The ownership of the 3,150,000 shares of Common Stock of the Issuer by the Reporting Persons was previously reported on
               Schedule 13D but is now being reported on this Schedule 13G pursuant to Rule 13d-1(c). On September 22, 2000, SVCC exercised a warrant to purchase 750,000 shares of Common Stock of the Issuer at an exercise price of $10.50 per share.

               (a) Amount Beneficially Owned: 3,150,000 shares of Common Stock

               (b) Percent of Class: 15.4%. The percentage ownership is based upon 19,714,442 shares of Common Stock outstanding as of July 31, 2000, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, before giving effect to the 750,000 shares of Common Stock issued upon the exercise of a warrant by SVCC on September 22, 2000.

               (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:  None.

                  (ii) shared power to vote or to direct the vote:  3,150,000 shares

                  (iii) sole power to dispose or to direct the disposition of:
                        None.

                  (iv) shared power to dispose or to direct the disposition of:
                       3,150,000 shares


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   September 22, 2000

                         SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                         By: /s/ DOUGLAS E. SCOTT
                            ----------------------------------------------------
                            Name:  Douglas E. Scott
                            Title:  Senior Vice President and General Counsel



                         SAIC VENTURE CAPITAL CORPORATION.



                         By: /s/ IRA J. MILLER
                            ----------------------------------------------------
                            Name:  Ira J. Miller
                            Title:  President

                                  EXHIBIT INDEX

Exhibit No.                   Document                               Page No.
-----------                   --------                               --------
   1           Joint Filing Agreement, dated September 22, 2000,        9
               between Science Applications International
               Corporation and SAIC Venture Capital Corporation to
               file joint statement on Schedule 13G